UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bird Global, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09077J107

(CUSIP Number)

David O. Sacks

c/o Craft Ventures

855 Front Street

San Francisco, CA 94111

(310) 403-7373

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107	13D	Page 1 of 8 pages

1	Names of Reporting Persons Craft Ventures I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,769,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,769,528

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,769,528
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 2 of 8 pages

1	Names of Reporting Persons Craft Ventures I-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,888,286
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,888,286

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,286
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 3 of 8 pages

1	Names of Reporting Persons Craft Ventures I-B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,290,615
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,290,615

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,290,615
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 4 of 8 pages

1	Names of Reporting Persons Craft Ventures GP I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 26,948,429
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,948,429

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,948,429
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 5 of 8 pages

1	Names of Reporting Persons David O. Sacks
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 26,948,429
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,948,429

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,948,429
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.3%
14	Type of Reporting Person IN

CUSIP No. 09077J107	13D	Page 6 of 8 pages

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 23, 2021 (the “Schedule 13D”) relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Bird Global, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 406 Broadway, Suite 369, Santa Monica, California 90401.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On December 19, 2022, David Sacks notified the Issuer of his resignation as a director of the Issuer, effective immediately.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the percent of class was calculated based on 261,041,252 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2022, based on information reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 18, 2022.

Craft I directly owns 20,769,528 shares of Class A Common Stock, which represents approximately 8.0% of the outstanding Class A Common Stock.

Craft I-A directly owns 3,888,286 shares of Class A Common Stock, which represents approximately 1.5% of the outstanding Class A Common Stock.

Craft I-B directly owns 2,290,615 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock.

Craft I GP, in its capacity as general partner of the Craft I Funds, may be deemed to beneficially own the 26,948,429 shares of Common Stock owned by the Craft I Funds, which represents approximately 10.3% of the outstanding Class A Common Stock.

David O. Sacks, in his capacity as a managing member of Craft I GP, may be deemed to beneficially own the 26,948,429 shares of Common Stock owned by the Craft I Funds, which represents approximately 10.3% of the outstanding Class A Common Stock.

(c)	Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

CUSIP No. 09077J107	13D	Page 7 of 8 pages

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.

CUSIP No. 09077J107	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

Craft Ventures I, L.P.
By: Craft Ventures GP I, LLC, its general partner

By:	/s/ David O. Sacks
Name:	David O. Sacks
Title:	Managing Member

Craft Ventures I-A, L.P.
By: Craft Ventures GP I, LLC, its general partner

By:	/s/ David O. Sacks
Name:	David O. Sacks
Title:	Managing Member

Craft Ventures I-B, L.P.
By: Craft Ventures GP I, LLC, its general partner

By:	/s/ David O. Sacks
Name:	David O. Sacks
Title:	Managing Member

Craft Ventures GP I, LLC

By:	/s/ David O. Sacks
Name:	David O. Sacks
Title:	Managing Member

/s/ David O. Sacks
David O. Sacks